The Hague / New York, December 31, 2007

AEGON and Merrill Lynch finalize strategic relationship;

AEGON completes acquisition of Merrill Lynch Life Insurance Companies

AEGON (AEX: AGN/NYSE: AEG) and Merrill Lynch (NYSE: MER) announced today they have finalized their agreement to form a strategic business relationship in the areas of insurance and investment products. AEGON USA, Inc. also completed the acquisition of Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York for USD 1.25 billion in cash. The purchase price includes excess surplus of approximately USD 425 million.

Under the alliance, AEGON’s Transamerica companies will continue to supply insurance and investment products, including offering the flagship Merrill Lynch Investor Choice Annuity product through the acquired Merrill Lynch subsidiaries. Through its financial advisor network, Merrill Lynch will continue to serve the insurance needs of its clients through its core distribution and advisory capabilities.

Both companies anticipate substantial benefits for clients arising from the partnership including increased breadth of product offerings and enhancements to existing products. The acquisition of the two life insurance companies, with combined variable annuity sales of USD 768 million through the first nine months of 2007, moves AEGON to a top five position in the wirehouse channel.

“This acquisition provides the framework for a strong strategic relationship with Merrill Lynch, creating a significant opportunity to grow the sales of the Merrill Lynch Investor Choice Variable Annuity while jointly building and branding new and innovative products for our clients,” said Pat Baird, president and CEO of AEGON USA, Inc.

“Insurance is a prominent part of our wealth management business at Merrill Lynch. This transaction will allow us to focus on product distribution while working with our partners at Transamerica on developing new products for our clients,” said Robert J. McCann, President of Merrill Lynch’s Global Wealth Management business. “It is also part of the firm’s broader strategy to strengthen its capital position from investments and the sale of non-core assets. This transaction will allow Merrill Lynch to redeploy approximately USD 800 million in equity capital to other parts of our business.”

AEGON expects the acquisition to add scale to its existing business and to have a marginally positive effect on earnings per share. AEGON financed the transaction using existing excess capital. Merrill Lynch expects to record a gain on sale during the fourth quarter of 2007 and anticipates the transaction to be slightly accretive to earnings per share and to have a positive effect on return on equity in 2008 after redeployment of proceeds.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

ABOUT MERRILL LYNCH

Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies, with offices in 38 countries and territories and total client assets of approximately USD 2.0 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management companies with more than USD1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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CONTACT INFORMATION

	AEGON, The Hague, NL	AEGON, Baltimore, USA
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Merrill Lynch, New York, USA
	Media	Analysts & Investors

Telephone	Jennifer Grigas at + 1 (917) 371 4540 + 1 (212) 449 3260	Jonathan Blum at +1 (866) 607 1234

E-mail	jennifer_grigas@ml.com	investor_relations@ml.com

Website	www.ml.com

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